Exhibit 99.1

Johannesburg,  1 November 2018: Sibanye Gold Limited trading as Sibanye-Stillwater (Sibanye-Stillwater or the Group) (JSE: SGL & NYSE: SBGL) is pleased to present an operating update for the quarter ended 30 September 2018. Financial results are only provided on a six-monthly basis.

SALIENT FEATURES FOR THE QUARTER ENDED 30 SEPTEMBER 2018

•	Solid operational performance from SA and US PGM operations maintained

–     collectively contributing 85% of Group adjusted EBITDA¹ during the quarter

•	Financial position improved by the US$500 million Streaming transaction

–     allowing for a 28% reduction in outstanding bonds  (nominal value)

–     majority of debt only repayable after 2021/22 when Blitz is fully ramped up

•	H1 2018 safety and operational disruptions continue to impact SA gold operations
•	Safety achievement by South African operations of 2.7 million fatality free shifts as at end October 2018
•	Ongoing strategic delivery despite operational disruptions

US dollar						SA rand
Quarter ended						Quarter ended
Sep 2017	Jun 2018	Sep 2018		KEY STATISTICS		Sep 2018	Jun 2018	Sep 2017
				SOUTHERN AFRICA (SA) REGION
				PGM operations
306,184	282,972	305,227	oz	4E PGM[2] production	kg	9,494	8,801	9,523
953	1,028	1,000	US$/4Eoz	Average basket price	R/4Eoz	14,049	13,013	12,551
40.6	46.9	49.5	US$m	Adjusted EBITDA[1]	Rm	695.5	593.6	534.8
15	16	18%		Adjusted EBITDA margin[1]	%	18	16	15
777	792	771	US$/4Eoz	All-in sustaining cost[3]	R/4Eoz	10,834	10,025	10,229
				Gold operations[4]
372,176	306,974	308,922	oz	Gold production	kg	9,609	9,548	11,576
1,280	1,307	1,205	US$/oz	Average gold price	R/kg	544,542	531,640	542,407
104.5	50.0	17.3	US$m	Adjusted EBITDA[1]	Rm	243.1	632.9	1,377.2
22	12	5%		Adjusted EBITDA margin[1]	%	5	12	22
1,150	1,295	1,290	US$/oz	All-in sustaining cost[3]	R/kg	582,809	526,833	487,068
				UNITED STATES (US) REGION
				PGM operations[5]
135,585	145,410	139,178	oz	2E PGM[2] production	kg	4,329	4,523	4,217
197,300	168,842	144,585	oz	PGM recycling[5]	kg	4,497	5,252	6,137
914	966	896	US$/2Eoz	Average basket price	R/2Eoz	12,592	12,225	12,047
59.8	74.7	49.1	US$m	Adjusted EBITDA[1]	Rm	690.2	945.0	788.3
23	25	21%		Adjusted EBITDA margin[1]	%	21	25	23
695	674	769	US$/2Eoz	All-in sustaining cost[3]	R/2Eoz	10,789	8,526	9,162
				GROUP
204.9	171.6	115.9	US$m	Adjusted EBITDA[1]	Rm	1,628.8	2,171.5	2,700.3
13.18	12.65	14.05	R/US$	Average exchange rate
1

The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for, other measures of financial performance and liquidity. For a reconciliation of profit/loss before royalties and tax to adjusted EBITDA, see note 24.10 on page 89 of the 2017 Group Annual Financial Statements available at https://www.sibanyestillwater.com/investors/financial-reporting/annual-reports/2017. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue.

2

The Platinum Group  Metals (PGM) production in the SA region is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US region is principally platinum  and palladium, referred to as 2E (2PGM).

3	See “salient features and cost benchmarks for the quarter ended” on page 6 and 7 for the definition of All-in sustaining cost.
4	The gold operations’ results for the quarter ended 30 September 2018 include DRDGOLD Limited for two months since acquisition.
5

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown.  PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace.

Stock data for the quarter ended 30 September 2018		JSE Limited - (SGL)
Number of shares in issue		Price range per ordinary share	R7.08 to R9.85
- at 30 Sept 2018	2,265,879,337	Average daily volume	6,975,462
- weighted average	2,265,879,337	NYSE - (SBGL); one ADR represents four ordinary shares
Free Float	78%	Price range per ADR	US$2.05 to US$2.65
Bloomberg/Reuters	SGLS/SGLJ.J	Average daily volume	3,527,691

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2018       1

OVERVIEW AND UPDATE FOR THE QUARTER ENDED 30 SEPTEMBER 2018

The Group safety performance improved significantly during the third quarter ended September 2018 (Q3 2018), due to ongoing interventions and safety improvement plans, gaining traction at all our operations. These initiatives were supported by continuing tripartite cooperation and input from key stakeholders, arising from the successful, multi-stakeholder Safety Summits that began in May 2018.

The focus on safe production remains the highest priority across the Group, We are pleased to report that the South African (SA) operations achieved over 2.7 million fatality free shifts as at end October 2018.

The SA and United States (US) Platinum Group Metal (PGM) operations maintained solid production results during the quarter, with adjusted EBITDA from the SA PGM operations (excluding Mimosa), 30% higher than for the comparable period in 2017. Adjusted EBITDA and All-in Sustaining Cost (AISC) from the US PGM operations for the quarter, were negatively affected by a deferral of sales for the entire September month until early October. This followed a request from a third party precious metals refiner, to defer deliveries of September production, whilst it undertook a stock take at its US refinery operations.

The significant operational challenges experienced at the SA gold operations during H1 2018 and the additional safety improvement interventions undertaken, continued to affect productivity across the gold operations in Q3 2018, with Driefontein in particular, delivering at substantially reduced production rates. As a result, adjusted EBITDA from the SA gold operations for Q3 2018, was substantially lower than for the comparable period in 2017, with AISC significantly elevated. In light of the underperformance at the SA Gold operations, guidance for the year ended 31 December 2018, has been revised, as detailed in the outlook section below.

Whilst there was a significant improvement in spot precious metal prices towards the end of the Q3 2018, the average price environment for the quarter was lackluster. Precious metal commodity prices in July and August 2018 remained below the quarter averages, which in turn, were only marginally higher than for the comparable period in 2017.

As a result of the reduced contribution from the SA gold operations during the period and the deferral of September sales into October 2018 at the US PGM operations, Group adjusted EBITDA declined by 40% to R1,629 million (US$116 million) relative to Q3 2017. The Group PGM operations contribution to Group adjusted EBITDA increased to 85% from 49% in Q3 2017.

The more positive precious metals and commodity price environment in September 2018, has been sustained into Q4 2018, as general market confidence in the outlook for precious metals and commodities overall, has improved. Together with the rand regressing to seemingly sustained weaker levels, the outlook for the remainder of the year appears to be more positive.

Safe PRODUCTION

The focus on safe production across our operations continues, with ongoing campaigns to heighten safety awareness and a longer term safety strategy being implemented.

Our intensified focus on safe production since the two tragic safety related incidents in Q2 2018 in the SA region, has yielded positive results. In particular, promoting site specific decisions in alignment with our CARES values by emphasising the importance of the right our employees to withdraw from conditions they feel might not be safe, as well as reinforcing the role of the health and safety representative, has resulted in greater attention being focused by employees on the safe production readiness of our operations and on the application of safe operating practices.  The Safety Summit process has also been effective in enlisting deeper cooperation, and clarifying the role of the unions, in collaborative support of safety improvement. The SA gold operations realised substantial improvements in all safety performance rates from H1 2018, with the SA PGM operations also maintaining an improving safety trend, and, injury rates at the US PGM operations tracking to historical levels.

Securing formal accreditation under ISO45001 as the successor to OHSAS18001 for our safety management system has commenced as the basis of a more rigorous application of world class safety requirements, and we also intend to obtain formal assurance under the ICMM code, which we have been honouring in support of our commitment to responsible mining, as the basis for becoming an ICMM member.

Invitations have been issued to eminent global mining safety professionals and academics to become members of our Global Safe Production Advisory Panel that will provide forward looking perspectives towards leading safe production practice. This is complemented by a request seeking to formulate a “Virtual centre of excellence” on the application of multi-disciplinary research to which constructive responses have been received from many of the leading global mining universities and research institutes.

Positively though, since the last fatal accident on 25 August 2018, Sibanye-Stillwater achieved a significant milestone of 2 million fatality free shifts across the SA region in mid-October 2018, rising to 2.7 million fatality free shifts by the end of October. We will continue with our efforts to ensure a safe working environment for employees.

OPERATING REVIEW

SA Region

SA PGM operations

Attributable 4E PGM production from the SA PGM operations (including Mimosa) of 305,227oz for Q3 2018 was flat relative to Q3 2017 (306,184oz). Kroondal had another record performance, with production increasing by 6% relative to the previous year. Rustenburg’s underground production was in line with the prior year but surface production was 1,736oz lower than in Q3 2017, mainly due to  a lower feed grade of material treated and test work done in preparation for 2019 toll refining of underground ore.

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2018       2

Underground operating costs for the SA PGM operations (excluding Mimosa) increased by 6% to R11,720/4Eoz (US$834/4Eoz), reflecting the above inflation increases in wages and electricity costs, as well as higher winter power tariffs.

Chrome production of 204,277 tonnes (125,992 tonnes at Rustenburg and 78,285 tonnes at Kroondal) was similar to levels produced in Q2 2018, volumes sold for the quarter were lower than for Q 2 2018 however, due to timing of sales, which together with a lower average chrome price of US$169/tonne for Q3 2018 (S$196/tonne for Q2 2018),  impacted on by-product credits. AISC (which includes sustaining capital expenditure and royalties, net of by-product credits, per 4E ounce of PGM produced) for the SA PGM operations was consequently 5% higher than for Q3 2017 at R10,834/4Eoz (US$771/4Eoz), but within guidance for the 2018 year.

The SA PGM operations (excluding Mimosa) reported a 30% increase in adjusted EBITDA to R696 million (US$50 million) for Q3 2018,  and contributed 43% of the Group adjusted EBITDA. Attributable adjusted EBITDA from Mimosa, of approximately R111 million (US$8 million) is not included in Group adjusted EBITDA, as it is equity accounted separately.

SA gold operations

As announced on 1 August 2018, all conditions precedent to the DRDGOLD Limited (DRDGOLD) transaction were met and the transaction was implemented on 31 July 2018. Sibanye-Stillwater consolidated DRDGOLD in its operating and financial results from 1 August 2018 and the current operating results and adjusted EBITDA includes 100% of DRDGOLD.

Total gold production from the SA gold operations for Q3 2018 of 9,609kg (308,922oz), includes 757kg (24,323oz) or two months of production from DRDGOLD.

Like-for-like production from the SA gold operations, excluding DRDGOLD, declined 24% to 8,852kg (284,600oz) for Q3 2018 quarter compared to Q3 2017, reflecting the continuing trauma on the organisation from  the tragic safety incidents in H1 2018, the ongoing rehabilitation of seismically affected production areas and the suspension of underground mining at the Cooke operations in late 2017.

Lower production output resulted in unit operating cost for the SA gold operations (excluding DRDGOLD) increasing by 20% to R495,798/kg (US$1,097/oz). AISC was 20% higher than for Q3 2017 and increased at Driefontein, Kloof and Beatrix by 50%, 21% and 6% respectively due to lower production, in part due to the continuing effects of the H1 2018 safety incidents.

Adjusted EBITDA (excluding DRDGOLD) for Q3 2018 quarter of R239 million (US$17 million) was 83% lower than for the comparable period in 2017. The SA gold operations contributed 15% to the Group adjusted EBITDA during the quarter.

Rehabilitation of the footwall access on the western side of Masakhane continues and is on track to begin building up production from the end of Q4 2018 with completion expected in Q1 2019. The ongoing effects and the trauma caused by the H1 safety incidents have been more severe than anticipated resulting in 2018 annual guidance being revised accordingly.

US Region

US PGM operations

Underground 2E PGM production of 139,178oz for Q3 2018, was 3% higher than for the comparable period in 2017. Early Q3 mine production shortfalls at the Stillwater Mine were recovered at the end of the quarter. Production rates for Q4 2018 are anticipated to be higher due to a second stope block at Blitz coming on-line.

AISC of US$769/2Eoz was higher year-on-year, largely due to higher maintenance costs and planned outages at the metallurgical complex, as well as the temporary deferral of by-product sales due to the September month stock take at the third party refinery. With the ramp-up of the second stope block at Blitz in Q4 2018, AISC for the last quarter is anticipated to be substantially lower. The expected sale additional month’s production (four months in Q4 2018),  is likely to benefit adjusted EBITDA, with additional by-product credits consequently benefiting AISC.

Due to the ongoing rebuild and expansion of the second furnace (EF2), recycling throughput has been temporarily reduced at the Columbus Metallurgical Complex. In total, 271,329oz 2E ounces were processed (mined: 126,744 2Eoz and recycled: 144,585 3Eoz) for the quarter, compared to 339,000oz (mined: 141,700 2Eoz and recycled: 197,300 3Eoz) for Q3 2017.

The recycling throughput was 18.4 tonnes of feed material per day for the quarter, compared with 23.0 tonnes per day for Q3 2017. Processing volumes are expected to normalise once EF2 is brought back online in Q4 2018.

The average 2E PGM basket price in Q3 2018 was US$896/2Eoz, 2% lower than the realized basket price of US$914/2Eoz for Q3 2017. The US PGM operations contributed US$49 million (R690 million) or 42% to Group adjusted EBITDA during the quarter, at an average adjusted EBITDA margin of 21%. This was based on selling only two months production.

The spot 2E PGM basket price is currently over US$1,020/2Eoz, or 14% higher than the average realised price for Q3 2018.

CORPORATE ACTION

Stream financing

On 16 July 2018, Sibanye-Stillwater announced the completion of a gold and palladium stream agreement with Wheaton Precious Metals International Limited (Wheaton International), in terms of which Sibanye-Stillwater has received US$500 million from Wheaton International in exchange for an agreed percentage of planned gold and palladium production from its US PGM operations (comprised of the East Boulder and Stillwater mining operations).

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2018       3

US$395 million of the proceeds were utilised during the quarter to repurchase approximately US$145 million (cash settlement value including accrued interest) of the 6.125% Notes due 27 June 2022 and approximately US$200 million (cash settlement value including accrued interest) of the 7.125% Notes due 27 June 2025, issued by Stillwater Mining Company and approximately US$50 million (cash settlement values including accrued interest) of Sibanye Gold Limited’s 1.875% Convertible Bonds, due 26 September 2023. The repurchase resulted in a 28% reduction of outstanding bond nominal values and will result in an approximate US$25 million reduction in annual coupon costs for the Group. The balance of the proceeds were applied towards short term debt repayments. The repayment profile of the Group is well structured with 67% of gross debt maturing only after 2021/22 when it is expected that production from Blitz would reach steady state. Further detail on the stream is available at: https://www.sibanyestillwater.com/investors/events/streaming-transaction.

The proposed Lonmin acquisition

On 18 September 2018, the South African Competition Commission (the Commission) recommended to the South African Competition Tribunal (Tribunal), that the proposed acquisition of Lonmin Plc be approved by the Tribunal, subject to certain conditions, which are agreeable to both Sibanye-Stillwater and the Commission. The Tribunal is the regulatory body which provides final approval for large mergers in South Africa.

The Tribunal hearing which was initially scheduled for 18 and 19 October 2018 was rescheduled for the week of the 12th of November 2018, a ruling on the proposed merger by the Tribunal is anticipated before the end of November 2018. Fulfilment of other conditions precedent, including the approvals of Lonmin and Sibanye-Stillwater shareholders and the courts of England and Wales, is now unlikely to be before the end of 2018 and closure of the proposed transaction is likely to occur in January 2019. Further information on the transaction is available at https://www.sibanyestillwater.com/investors/transactions/Lonmin.

DRDGOLD

On 1 August 2018, the DRDGOLD transaction was concluded. Sibanye-Stillwater now owns 38.05% (265,000,000 DRDGOLD ordinary shares) of the issued share capital of DRDGOLD. In addition, pursuant to the transaction, Sibanye-Stillwater has an option to subscribe for the Option Shares within 24 months from the date of implementation of the transaction to further attain up to a 50.1% shareholding in DRDGOLD at a 10% discount to the 30 day volume weighted average traded price of a DRDGOLD share on the day prior to the date of exercise of the option. Further information on the transaction is available at https://www.sibanyestillwater.com/investors/transactions/drdgold.

Altar

On 29 June 2018, Sibanye-Stillwater announced it had entered into an agreement with Regulus Resources Inc. (Regulus) and a newly formed subsidiary of Regulus, Aldebaran Resources Inc. (Aldebaran), to create a strategic partnership to unlock value at the Altar copper-gold project located in Argentina. The partnership unlocks immediate value from this greenfields exploration project to Sibanye-Stillwater, while enabling the experienced Aldebaran team to explore the upside potential of the Altar project by providing it with the exploration focus they bring.

The consideration to Sibanye-Stillwater, for Aldebaran’s option to acquire up to an 80% interest in the Altar Project, comprises:

•	An upfront cash payment of US$15 million and a shareholding of 19.9% in Aldebaran to Sibanye-Stillwater
•

A commitment from Aldebaran to carry the next US$30 million of spend at the Altar Project over a maximum of five years, as an initial earn-in of a 60% interest in the Altar Project (the Initial Earn-in)

•	Aldebaran may also elect to earn into an additional 20% interest in the Altar Project by spending an additional US$25 million over a three-year period following the Initial Earn-in.

Sibanye-Stillwater has received the upfront proceeds (US$15 million), while retaining a direct interest in the project of either 40% or 20% (should Aldebaran exercise its additional earn in option) as well as an indirect exposure through its 19.9% shareholding in Aldebaran. Together with the upfront US$15 million received, Aldebaran has issued an aggregate of 15,449,555 Aldebaran shares (19.9% holding) to Sibanye-Stillwater, of the current 77,635,957 issued and outstanding Aldebaran Shares, all in accordance with the JV Agreement. The Aldebaran Shares are expected to begin trading on the TSX Venture Exchange under the ticker symbol "ALDE" in early November 2018.

The transaction successfully closed on 25 October 2018. For more information on this transaction, refer to https://www.sibanyestillwater.com/investors/transactions/altar.

Purported class action

Two purported class action lawsuits have been filed against Sibanye Gold Limited (Sibanye-Stillwater), Neal Froneman (the Group CEO) and Charl Keyter (the Group CFO) in the United States District Court for the Eastern District of New York, alleging violations of the US securities laws. The first lawsuit, Case No. 18-cv-03721, was filed on 27 June 2018 by Kevin Brandel, individually and on behalf of all other persons who purchased Sibanye securities between 7 April 2017 and 26 June 2018, inclusive (the “Class Period”). The second lawsuit, Case No. 18-cv-03902, was filed on 6 July 2018 by Lester Heuschen, Jr., also individually and on behalf of members of the Class Period (collectively, the “Class Actions”). The Class Actions allege that certain statements by Sibanye-Stillwater in its annual reports filed with the US Securities and Exchange Commission were false and/or misleading. Specifically, the Class Actions allege that Sibanye made false and/or misleading statements about its safety practices and record and thereby violated the US securities laws. The Class Actions seek an unspecified amount of damages.

As the cases are in the early stages, it is not possible to determine the likelihood of success on the merits or to quantify any potential liability from the Class Actions nor estimate the duration of the litigation. Sibanye-Stillwater intends to defend the cases vigorously.

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2018       4

South African Mining Charter

The revised South African Mining Charter was published towards the end of September 2018 with significant amendments from the consultation draft published in June 2018. While the implementation guidelines scheduled for development by November 2018 are necessary to provide clarity on certain issues and fully understand the implications for Sibanye-Stillwater’s mining rights, recognition of the continuing consequences of historical empowerment transactions for the duration of existing mining rights provides improved investment certainty. The Minerals Council will continue to engage on behalf of its members with the Department of Mineral Resources to resolve the issues that remain outstanding.

Gold wage negotiations

The gold wage negotiations in South Africa have progressed to an advanced stage with all the other gold companies in the bargaining unit having concluded various agreements. Sibanye-Stillwater continues to engage the unions in an attempt to reach an affordable yet fair agreement, which does not further compromise the sustainability of its operations. While strike action remains a possibility we will continue to strive to avoid this outcome, but are well prepared to deal with a strike should one transpire.

OUTLOOK

Production rates at our SA and US PGM operations should be sustained in Q4 2018, with the US PGM operations likely to benefit from the sale of deferred September production in October and a partial unwind of inventories.

Precious metal prices have been noticeably higher in October 2018, following relatively depressed average prices in Q3 2018, with the palladium price in particular reflecting the sustained deficit and limited availability of stock. The rand remains volatile, but given the deterioration in the outlook for the South African economy, appears to have established a new base above R14.00/US$, which is significantly weaker than the beginning of the year and will benefit the SA gold and PGM operations.

The SA PGM operations are expected to produce in line with previously guided forecast of 4E PGM production of between 1.1 Moz and 1.15Moz (including Mimosa), with AISC expected to be at the lower end of the guidance of between R10,750/4Eoz and R11,250/4Eoz (US$825/4Eoz and US$860/4Eoz). Capital expenditure is expected to be R1,000 million (US$77m), R200 million (US$15m) lower than previously guided. Cost and capital guidance exclude Mimosa.

The tragic safety incidents in H1 2018, have had a significant and continuing effect on production at the SA gold operations, compounded by losses in areas affected by seismicity and currently subject to rehabilitation. As a result, operational guidance for the SA gold operations in 2018 has been revised and excludes DRDGOLD. Production for the year ending 31 December 2018 is now forecast at between 35,000kg and 36,000kg (1.13Moz and 1.16Moz), with AISC between R550,000/kg and R565,000/kg (US$1,311/oz and US$1,347/oz). Capital expenditure is forecast at approximately R3,000 million (US$230 million).

The dollar costs used in the guidance are based on an average exchange rate of R13.05/US$ for the 2018 year.

2E PGM production guidance from the US PGM operations for the year ending 31 December 2018 is unchanged at between 580,000oz and 610,000oz with AISC guidance between US$640/2Eoz and US$680/2Eoz. Capital expenditure is expected to be up to US$222 million.

Neal Froneman

Chief Executive Officer

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2018       5

SALIENT FEATURES AND COST BENCHMARKS FOR THE QUARTER ENDED 30 SEPTEMBER 2018, 30 JUNE 2018 AND 30 SEPTEMBER 2017

SA and US PGM operations

			GROUP	SA REGION								US REGION
			Total SA and US	Total SA PGM			Kroondal	Mimosa	Plat Mile	Rustenburg		Total US PGM Stillwater
Attributable			PGM operations	Total	Under- ground	Surface	Attributable	Attributable	Surface	Under- ground	Surface	Under- ground[1]
Production
Tonnes milled/treated	000't	Sep 2018	7,094	6,768	3,288	3,479	1,001	351	1,887	1,936	1,593	326
		Jun 2018	6,958	6,632	3,057	3,575	961	361	2,070	1,735	1,505	326
		Sep 2017	7,223	6,914	3,209	3,705	978	359	2,202	1,872	1,503	309
Plant head grade	g/t	Sep 2018	2.59	2.01	3.22	0.87	2.45	3.54	0.68	3.57	1.10	14.55
		Jun 2018	2.56	1.95	3.25	0.82	2.50	3.57	0.62	3.54	1.12	15.17
		Sep 2017	2.56	2.01	3.26	0.92	2.39	3.59	0.60	3.64	1.39	14.86
Plant recoveries	%	Sep 2018	75.30	69.59	83.18	22.18	82.41	77.19	11.78	84.53	29.77	89.21
		Jun 2018	74.80	68.34	81.11	24.41	82.51	77.76	9.69	83.23	34.61	91.31
		Sep 2017	74.43	68.68	84.11	21.43	81.85	78.19	11.70	86.00	27.57	91.00
Yield	g/t	Sep 2018	1.95	1.40	2.68	0.19	2.02	2.73	0.08	3.01	0.33	13.28
		Jun 2018	1.91	1.33	2.65	0.20	2.06	2.77	0.06	2.95	0.39	13.87
		Sep 2017	1.90	1.38	2.74	0.20	1.96	2.80	0.07	3.14	0.38	13.65
PGM production[2]	4Eoz - 2Eoz	Sep 2018	444,405	305,227	283,564	21,662	65,047	30,855	4,851	187,663	16,811	139,178
		Jun 2018	428,382	282,972	260,198	22,774	63,697	32,141	3,995	164,360	18,779	145,410
		Sep 2017	441,769	306,184	282,666	23,518	61,633	32,334	4,971	188,699	18,547	135,585
PGM sold	4Eoz - 2Eoz	Sep 2018	412,800	305,227	283,564	21,662	65,047	30,855	4,851	187,663	16,811	107,573
		Jun 2018	419,656	282,972	260,198	22,774	63,697	32,141	3,995	164,360	18,779	136,684
		Sep 2017	444,645	306,184	282,666	23,518	61,633	32,334	4,971	188,699	18,547	138,461
Price and costs[3]
Average PGM basket price[4]	R/4Eoz - R/2Eoz	Sep 2018	13,559	14,049	14,110	13,333	14,446	13,532	13,907	13,994	13,167	12,592
		Jun 2018	12,724	13,013	13,041	12,726	13,447	12,814	13,137	12,884	12,638	12,225
		Sep 2017	12,385	12,551	12,550	12,571	12,520	12,650	12,666	12,560	12,545	12,047
	US$/4Eoz	Sep 2018	971	1,000	1,004	949	1,028	963	990	996	937	896
		Jun 2018	1,005	1,028	1,031	1,006	1,063	1,013	1,038	1,018	999	966
		Sep 2017	940	953	953	954	950	960	961	954	953	914
Operating cost[5]	R/t	Sep 2018	662	503	1,008	76	693	924	23	1,172	138	3,799
		Jun 2018	592	474	1,012	68	657	899	16	1,209	139	2,862
		Sep 2017	590	462	974	68	626	750	15	1,156	145	3,305
	US$/t	Sep 2018	47	36	72	5	49	66	2	83	10	270
		Jun 2018	47	37	80	5	52	71	1	96	11	226
		Sep 2017	45	35	74	5	48	57	1	88	11	251
	R/4Eoz - R/2Eoz	Sep 2018	10,798	11,753	11,720	12,141	10,665	10,514	8,782	12,086	13,110	8,914
		Jun 2018	7,496	11,842	11,964	10,622	9,916	10,087	8,310	12,758	11,113	6,411
		Sep 2017	7,399	11,062	11,092	10,741	9,931	8,319	6,860	11,472	11,781	7,541
	US$/4Eoz - US$/2Eoz	Sep 2018	768	836	834	864	759	748	625	860	933	634
		Jun 2018	592	936	945	839	784	797	657	1,008	878	507
		Sep 2017	562	840	842	816	754	632	521	871	895	573
All-in sustaining cost[6]	R/4Eoz - R/2Eoz	Sep 2018	10,819	10,834			10,131	9,559	8,472	11,114		10,789
		Jun 2018	9,475	10,025			9,597	8,579	6,383	10,252		8,526
		Sep 2017	9,876	10,229			10,188	8,559	7,081	10,317		9,162
	US$/4Eoz - US$/2Eoz	Sep 2018	770	771			721	680	603	791		769
		Jun 2018	749	792			758	678	504	810		674
		Sep 2017	749	777			773	650	537	782		695
All-in cost[6]	R/4Eoz - R/2Eoz	Sep 2018	11,751	10,901			10,131	9,559	12,245	11,114		13,428
		Jun 2018	10,398	10,160			9,597	8,579	14,743	10,255		10,809
		Sep 2017	10,778	10,229			10,188	8,559	7,081	10,317		11,885
	US$/4Eoz - US$/2Eoz	Sep 2018	836	776			721	680	871	791		956
		Jun 2018	822	803			758	678	1,165	810		854
		Sep 2017	818	777			773	650	537	782		902
Capital expenditure
Ore reserve development	Rm	Sep 2018	384.7	131.4			-	-	-	131.4		253.3
		Jun 2018	339.1	116.3			-	-	-	116.3		222.8
		Sep 2017	325.9	120.7			-	-	-	120.7		205.2
Sustaining capital	Rm	Sep 2018	186.9	101.6			31.9	49.2	1.3	68.4		85.3
		Jun 2018	143.7	66.4			29.0	29.6	(5.4)	42.8		77.3
		Sep 2017	177.9	82.2			40.6	53.6	3.8	37.8		95.7
Corporate and projects[7]	Rm	Sep 2018	385.6	18.3			-	-	18.3	-		367.3
		Jun 2018	365.9	34.0			-	-	33.4	0.6		331.9
		Sep 2017	366.5	-			-	-	-	-		366.5
Total capital expenditure	Rm	Sep 2018	957.2	251.3			31.9	49.2	19.7	199.7		705.9
		Jun 2018	848.8	216.8			29.0	29.6	28.0	159.8		632.0
		Sep 2017	923.9	256.5			40.6	53.6	3.8	158.5		667.4
	US$m	Sep 2018	68.1	17.9			2.3	3.5	1.4	14.2		50.2
		Jun 2018	67.1	17.1			2.3	2.3	2.2	12.6		49.9
		Sep 2017	70.0	19.5			3.1	4.1	0.3	12.0		50.5

Average exchange rates for the quarters ended 30 September 2018, 30 June 2018 and 30 September 2017 were R14.05/US$, R12.65/US$ and R13.18/US$, respectively.

Figures may not add as they are rounded independently.

[1]

The US PGM operations’ underground production is converted to metric tonnes and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation treats various recycling material which is excluded from the underground statistics shown above and is detailed in the PGM recycling table below.

[2]	Production per product – see prill split in the table below.
[3]	The Group and total SA PGM operations’ unit cost benchmarks exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales.
[4]	The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment.

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2018      6

[5]

Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce and kilogram is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the PGM produced in the same period.

[6]

All-in costs excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining costs and All-in costs, respectively, in a period by the total 4E/2E PGM  produced in the same period.

The US region All-in cost, excluding the corporate project expenditure (on the Altar and Marathon projects), for the quarters ended 30 September 2018, 30 June 2018 and 30 September 2017 was US$951/2Eoz, US$832/2Eoz and US$900/2Eoz, respectively.

[7]

The US region corporate expenditure for the quarters ended 30 September 2018, 30 June 2018 and 30 September 2017 includes  R8.9 million (US$0.6 million), R41.4 million (US$3.4 million) and R21.1 million (US$1.6 million), respectively, related to the Altar and Marathon projects.

Mining - Prill split excluding Recycling operations
	GROUP						SA REGION						US REGION
	Sep 2018		Jun 2018		Sep 2017		Sep 2018		Jun 2018		Sep 2017		Sep 2018		Jun 2018		Sep 2017
	4Eoz / 2Eoz	%	4Eoz / 2Eoz	%	4Eoz / 2Eoz	%	4Eoz	%	4Eoz	%	4Eoz	%	2Eoz	%			2Eoz	%
Platinum	209,594	47%	197,721	46%	208,051	47%	177,728	58%	164,959	58%	177,108	58%	31,866	23%	32,762	23%	30,943	23%
Palladium	201,936	45%	200,342	47%	200,818	45%	94,624	31%	87,694	31%	96,176	31%	107,312	77%	112,648	77%	104,642	77%
Rhodium	25,828	6%	20,096	5%	25,875	6%	25,828	8%	20,096	7%	25,875	8%
Gold	7,047	2%	10,223	2%	7,025	2%	7,047	2%	10,223	4%	7,025	2%
PGM production	444,405	100%	428,382	100%	441,769	100%	305,227	100%	282,972	100%	306,184	100%	139,178	100%	145,410	100%	135,585	100%
Ruthenium	41,001		37,465		40,265		41,001		37,465		40,265
Iridium	9,470		9,969		9,261		9,470		9,969		9,261
Total	494,876		475,816		491,295		355,698		330,406		355,710		139,178		145,410		135,585

Recycling operation - 3E PGM
	US REGION
	Unit	Sep 2018	Jun 2018	Sep 2017
Average catalyst fed/day	Tonne	18.4	21.8	23.0
Total processed	Tonne	1,696	1,984	2,120
Tolled	Tonne	188	307	359
Purchased	Tonne	1,508	1,677	1,761
PGM fed	Troy oz	144,585	168,842	197,300
PGM sold	Troy oz	126,744	147,872	141,700
PGM tolled returned	Troy oz	40,475	29,996	34,600

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2018       7

SA gold operations

			SA REGION
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke		DRDGOLD[1]
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface
Production
Tonnes milled/treated	000't	Sep 2018	8,515	1,534	6,981	402	180	471	1,437	629	94	32	1,121	4,149
		Jun 2018	4,772	1,619	3,153	450	388	479	1,624	685	111	5	1,030	-
		Sep 2017	4,924	2,007	2,917	551	1,090	574	933	725	78	157	816	-
Yield	g/t	Sep 2018	1.13	5.05	0.27	5.38	0.61	7.09	0.42	3.53	0.34	0.94	0.31	0.18
		Jun 2018	2.00	5.19	0.36	5.59	0.52	7.21	0.37	3.55	0.37	1.20	0.29	-
		Sep 2017	2.35	5.25	0.36	6.00	0.40	7.21	0.42	3.28	0.27	4.52	0.24	-
Gold production	kg	Sep 2018	9,609	7,752	1,857	2,162	110	3,338	607	2,222	32	30	351	757
		Jun 2018	9,548	8,403	1,145	2,516	203	3,452	606	2,429	41	6	295	-
		Sep 2017	11,576	10,529	1,047	3,306	438	4,137	390	2,376	21	710	198	-
	oz	Sep 2018	308,922	249,233	59,689	69,510	3,537	107,319	19,515	71,439	1,029	965	11,285	24,323
		Jun 2018	306,974	270,162	36,812	80,891	6,527	110,984	19,483	78,094	1,318	193	9,484	-
		Sep 2017	372,176	338,514	33,662	106,290	14,082	133,007	12,539	76,390	675	22,827	6,366	-
Gold sold	kg	Sep 2018	9,585	7,752	1,833	2,162	110	3,338	607	2,222	32	30	351	733
		Jun 2018	9,548	8,403	1,145	2,516	203	3,452	606	2,429	41	6	295	-
		Sep 2017	11,576	10,529	1,047	3,306	438	4,137	390	2,376	21	710	198	-
	oz	Sep 2018	308,176	249,233	58,943	69,510	3,537	107,319	19,515	71,439	1,029	965	11,285	23,577
		Jun 2018	306,974	270,162	36,812	80,891	6,527	110,984	19,483	78,094	1,318	193	9,484	-
		Sep 2017	372,176	338,514	33,662	106,290	14,082	133,007	12,539	76,390	675	22,827	6,366	-
Price and costs
Gold price received	R/kg	Sep 2018	544,542			550,528		545,856		543,301		549,606		553,003
		Jun 2018	531,640			531,519		531,099		538,907		547,508		-
		Sep 2017	542,407			540,251		542,412		543,763		547,687		-
	US$/oz	Sep 2018	1,205			1,218		1,208		1,202		1,216		1,224
		Jun 2018	1,307			1,306		1,305		1,325		1,346		-
		Sep 2017	1,280			1,275		1,280		1,284		1,293		-
Operating cost[2]	R/t	Sep 2018	561	2,515	132	3,585	326	2,963	209	1,622	109	47	144	94
		Jun 2018	910	2,345	173	3,115	196	2,878	194	1,483	123	140	137	-
		Sep 2017	969	2,134	167	2,643	175	2,337	186	1,418	141	2,917	138	-
	US$/t	Sep 2018	40	179	9	255	23	211	15	115	8	3	10	7
		Jun 2018	72	185	14	246	15	227	15	117	10	11	11	-
		Sep 2017	74	162	13	201	13	177	14	108	11	221	10	-
	R/kg	Sep 2018	497,425	497,730	496,153	666,559	533,636	418,065	495,222	459,136	318,750	53,333	458,689	516,651
		Jun 2018	454,881	451,886	476,856	557,075	374,384	399,421	520,957	418,320	334,146	116,667	476,610	-
		Sep 2017	412,215	406,838	466,285	440,442	436,073	324,196	445,385	432,786	523,810	645,070	568,182	-
	US$/oz	Sep 2018	1,101	1,102	1,098	1,475	1,181	925	1,096	1,016	705	118	1,015	1,144
		Jun 2018	1,118	1,111	1,172	1,369	920	982	1,280	1,028	821	287	1,171	-
		Sep 2017	973	960	1,101	1,040	1,029	765	1,051	1,022	1,236	1,523	1,341	-
All-in sustaining cost[3]	R/kg	Sep 2018	582,809			785,871		509,303		528,882		484,777		564,161
		Jun 2018	526,833			646,083		479,966		475,951		496,678		-
		Sep 2017	487,068			522,703		419,395		498,748		646,035		-
	US$/oz	Sep 2018	1,290			1,739		1,127		1,171		1,073		1,249
		Jun 2018	1,295			1,588		1,180		1,170		1,221		-
		Sep 2017	1,150			1,234		990		1,177		1,525		-
All-in cost[3]	R/kg	Sep 2018	609,794			785,915		516,755		528,882		484,777		720,775
		Jun 2018	542,187			646,193		489,724		476,032		496,678		-
		Sep 2017	503,041			526,068		425,160		499,458		646,035		-
	US$/oz	Sep 2018	1,350			1,739		1,144		1,171		1,073		1,596
		Jun 2018	1,333			1,588		1,204		1,170		1,221		-
		Sep 2017	1,187			1,242		1,004		1,179		1,525		-
Capital expenditure
Ore reserve	Rm	Sep 2018	591.3			232.3		242.6		116.4		-		-
development		Jun 2018	532.1			220.3		203.8		108.0		-		-
		Sep 2017	596.6			242.2		237.7		116.7		-		-
Sustaining capital		Sep 2018	143.3			47.4		64.8		26.6		-		4.5
		Jun 2018	105.7			55.9		35.1		14.7		-		-
		Sep 2017	139.6			58.5		65.0		16.1		-		-
Corporate and		Sep 2018	144.3			0.1		29.4		-		-		114.8
projects[4]		Jun 2018	40.1			0.3		39.6		0.2		-		-
		Sep 2017	38.7			12.6		26.1		-		-		-
Total capital	Rm	Sep 2018	879.0			279.8		336.9		143.0		-		119.3
expenditure		Jun 2018	677.9			276.5		278.5		122.9		-		-
		Sep 2017	774.9			313.3		328.8		132.8		-		-
	US$m	Sep 2018	62.6			19.9		24.0		10.2		-		8.5
		Jun 2018	53.5			21.8		22.0		9.7		-		-
		Sep 2017	58.9			23.8		25.0		10.1		-		-

Average exchange rates for the quarters ended 30 September 2018, 30 June 2018 and 30 September 2017 were R14.05/US$, R12.65/US$ and R13.18/US$, respectively.

Figures may not add as they are rounded independently.

[1]

On 31 July 2018, Sibanye-Stillwater acquired 38% of the issued share capital and obtained control of DRDGOLD Limited (DRDGOLD). From this date, Sibanye-Stillwater consolidates and presents 100% of DRDGOLD’s production, price and costs, and capital expenditure statistics shown.

[2]

Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation in a period by the gold produced in the same period.

[3]

All-in costs excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings.  All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) is calculated by dividing the All-in sustaining costs and All-in costs, respectively, in a period by the total gold sold over the same period.

[4]

Corporate project expenditure for the quarters ended 30 September 2018, 30 June 2018 and 30 September 2017 amounted to R31.2 million (US$2.2 million), R53.2 million (US$4.2 million), and R93.0 million (US$7.0 million), respectively. The majority of this expenditure was on the Burnstone project.

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2018       8

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

SA gold operations

Quarter ended		30 Sep 2018				30 Jun 2018				Nine months ended 30 Sep 2018
	Reef	Black Reef	Carbon leader	Main	VCR	Black Reef	Carbon leader	Main	VCR	Black Reef	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)	131	1,304	698	875	65	1,688	676	867	261	4,432	2,033	2,734
Advanced on reef	(m)	47	285	105	198	59	377	149	197	155	954	482	522
Channel width	(cm)	179	50	40	88	165	54	36	93	132	47	49	82
Average value	(g/t)	5.1	23.1	14.9	22.3	2.1	19.1	13.8	31.9	3.6	22.9	10.9	37.0
	(cm.g/t)	906	1,157	591	1,962	346	1,025	496	2,961	474	1,069	534	3,026

Quarter ended		30 Sep 2018				30 Jun 2018				Nine months ended 30 Sep 2018
	Reef	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)	1,382	603	20	1,272	1,220	579	21	1,582	3,759	1,787	50	4,003
Advanced on reef	(m)	416	143	20	231	333	122		351	1,122	346	29	837
Channel width	(cm)	132	138	113	132	133	126		104	132	131	109	112
Average value	(g/t)	6.1	13.0	11.4	17.9	6.2	7.8		21.5	7.3	9.8	11.4	20.1
	(cm.g/t)	812	1,782	1,289	2,357	827	986		2,233	960	1,280	1,236	2,239

Quarter ended		30 Sep 2018		30 Jun 2018		Nine months ended 30 Sep 2018
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Beatrix	Unit
Advanced	(m)	4,300	74	4,486	29	12,695	167
Advanced on reef	(m)	1,377	2	1,354		3,964	23
Channel width	(cm)	127	132	115		120	166
Average value	(g/t)	6.8	7.9	6.6		6.4	9.5
	(cm.g/t)	860	1,039	760		772	1,581

Quarter ended		30 Sep 2018	30 Jun 2018	Nine months ended 30 Sep 2018
	Reef	Kimberley Reefs	Kimberley Reefs	Kimberley Reefs
Burnstone	Unit
Advanced	(m)	-	383	1,648
Advanced on reef	(m)	-	100	293
Channel width	(cm)	-	30	56
Average value	(g/t)	-	13.8	10.0
	(cm.g/t)	-	414	559

SA PGM operations

Quarter ended		30 Sep 2018					30 Jun 2018					Nine months ended 30 Sep 2018
	Reef	Kopaneng	Simunye	Bambanani	Kwezi	K6	Kopaneng	Simunye	Bambanani	Kwezi	K6	Kopaneng	Simunye	Bambanani	Kwezi	K6
Kroondal	Unit
Advanced	(m)	587	468	608	627	533	678	539	592	636	555	1,694	1,488	1,778	1,872	1,890
Advanced on reef	(m)	574	428	539	575	508	632	451	582	529	431	1,615	1,241	1,522	1,638	1,596
Height	(cm)	248	224	217	250	247	239	241	222	246	264	241	232	219	247	251
Average value	(g/t)	1.8	2.3	2.1	2.1	1.8	2.0	1.8	2.7	2.2	1.7	2.0	2.1	2.3	2.1	1.9
	(cm.g/t)	441	517	460	515	445	468	438	592	529	440	476	483	493	529	483

Quarter ended		30 Sep 2018				30 Jun 2018				Nine months ended 30 Sep 2018
	Reef	Bathopele	Thembelani	Khuseleka	Siphumelele	Bathopele	Thembelani	Khuseleka	Siphumelele	Bathopele	Thembelani	Khuseleka	Siphumelele
Rustenburg	Unit
Advanced	(m)	552	2,103	2,797	1,148	316	1,780	2,418	1,116	1,170	5,349	7,405	3,322
Advanced on reef	(m)	552	769	915	558	316	832	775	525	1,170	2,103	2,285	1,423
Height	(cm)	220	287	282	285	215	297	290	288	215	288	287	289
Average value	(g/t)	2.7	2.2	2.2	3.2	2.6	2.3	2.2	3.0	2.6	2.2	2.2	3.1
	(cm.g/t)	594	643	631	906	559	678	630	868	560	635	625	884

US PGM operations

Quarter ended		30 Sep 2018		30 Jun 2018		Nine months ended 30 Sep 2018
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Stillwater	Unit
Primary development (off reef)	(m)	2,530	444	2,695	402	8,244	1,504
Secondary development	(m)	2,333	1,530	2,153	1,340	6,524	4,321

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2018       9

ADMINISTRATION AND CORPORATE INFORMATION

[1] (Chairman) [1] [1] [1] [1] [1] [1] [1] [1] Independent non-executive

SIBANYE GOLD LIMITED

Trading as SIBANYE-STILLWATER

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

Issuer code: SGL

ISIN: ZAE E000173951

LISTINGS

JSE: SGL

NYSE: SBGL

WEBSITE

www.sibanyestillwater.com

REGISTERED OFFICE

Constantia Office Park

Cnr 14th Avenue & Hendrik Potgieter Road

Bridgeview House, Ground Floor

Weltevreden Park 1709

South Africa

Private Bag X5

Westonaria 1780

South Africa

Tel: +27 11 278 9600

Fax: +27 11 278 9863

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President:

Investor Relations

Tel: +27 83 453 4014

+27 10 493 6923

Email: james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com

CORPORATE SECRETARY

Lerato Matlosa

Tel: +27 10 493 6921

Email: lerato.matlosa@sibanyestillwater.com

DIRECTORS

Sello Moloko[1] (Chairman)

Neal Froneman (CEO)

Charl Keyter (CFO)

Savannah Danson[1]

Timothy Cumming[1]

Barry Davison[1]

Rick Menell[1]

Nkosemntu Nika[1]

Keith Rayner[1]

Susan van der Merwe[1]

Jerry Vilakazi[1]

[1] Independent non-executive

JSE SPONSOR

JP Morgan Equities South Africa Proprietary Limited

(Registration number : 1995/011815/07)

1 Fricker Road

Illovo

Johannesburg 2196

South Africa

Private Bag X9936

Sandton 2196

South Africa

OFFICE OF THE UNITED KINGDOM SECRETARIES LONDON

St James’s Corporate Services Limited

107 Cheapside

Suite 31, Second Floor

London EC2V 6DN

United Kingdom

Tel: +44 20 7796 8644

Fax: +44 20 7796 8645

AUDITORS

KPMG Inc.

KPMG Crescent

85 Empire Road

Parktown 2193

Johannesburg

South Africa

Tel: +27 11 647 7111

AMERICAN DEPOSITORY

RECEIPTS TRANSFER AGENT

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA15252-8516

US toll-free: +1 888 269 2377

Tel: +1 201 680 6825

Email: shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

BNY Mellon

Depositary Receipts

Direct Line: +1 212 815 2867

Mobile: +1 203 609 5159

Fax: +1 212 571 3050

Email: tatyana.vesselovskaya@bnymellon.com

TRANSFER SECRETARIES

SOUTH AFRICA

Computershare Investor Services Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

PO Box 61051

Marshalltown 2107

South Africa

Tel: +27 11 370 5000

Fax: +27 11 688 5248

TRANSFER SECRETARIES

UNITED KINGDOM

Capita Asset Services

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

England

Tel:0871 664 0300

(calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri) or

+44 20 8639 3399 (from overseas)

Fax: +44 20 8658 3430

Email: ssd@capitaregistrars.com

FORWARD-LOOKING STATEMENTS

This announcement contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “would”, “expect”, “can”, “potential”, “could” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, our ability to obtain the benefits of any streaming arrangements or pipeline financing, our ability to service our Bond Instruments (High Yield Bonds and Convertible Bonds), our ability to achieve steady state production at the Blitz project and the anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial Report, published on 30 March 2018, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

Sibanye-Stillwater Operating update |  Quarter ended 30 September 2018